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                              August 3, 2023

       Jonathan P. Myers
       Chief Executive Officer
       Qomolangma Acquisition Corp.
       1178 Broadway, 3rd Floor
       New York, NY 10010

                                                        Re: Qomolangma
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed April 7, 2023
                                                            File No. 001-41518

       Dear Jonathan P. Myers:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Risk Factors, page 16

   1. We note that you provided risk factor disclosures in the Proxy Statement that you filed on
                                                        June 13, 2023, to
explain that you may be considered a    foreign person    under the
                                                        regulations
administered by the Committee on Foreign Investment in the United States
                                                        (CFIUS), because your
Sponsor is controlled by and has substantial ties with non-
                                                        U.S. persons, and to
discuss various risks associated with this designation.

                                                        We believe that you
should provide similar risk factor disclosures in your periodic reports, having a clear focus on
the prospect of completing your initial business combination and the concerns referenced
in each of the following points.

                                                              Discuss the risk
to investors that you may not be able to complete an initial business combination with a
U.S. target company if the transaction becomes subject to review by a U.S.
government entity, such as the Committee on Foreign Investment in the
 Jonathan P. Myers
Qomolangma Acquisition Corp.
August 3, 2023
Page 2
              United States (CFIUS), or ultimately prohibited.

                Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

                Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

                Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

         Please submit the disclosures that you propose to include in your periodic reports.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameJonathan P. Myers                              Sincerely,
Comapany NameQomolangma Acquisition Corp.
                                                                 Division of
Corporation Finance
August 3, 2023 Page 2                                            Office of
Energy & Transportation
FirstName LastName